                                                                      EXHIBIT 20

                   [LETTERHEAD OF COLUMBIA/HCA APPEARS HERE]


                                                          NEWS
--------------------------------------------------------------------------------
                                                  FOR IMMEDIATE RELEASE


INVESTOR CONTACT                                    MEDIA CONTACT
Mark Kimbrough:  615-344-2688                       Jeff Prescott:  615-344-5708


                       COLUMBIA/HCA REPORTS 1998 RESULTS
        EPS From Continuing Operations of $.91 in 1998 vs $.85 in 1997
                         Excluding Non-recurring Items

               New $1 Billion Share Repurchase Program Announced


Nashville, Tenn., February 23, 1999 - Columbia/HCA Healthcare Corporation (NYSE: COL) today announced operating results for the year and fourth quarter ended December 31, 1998.

     The Company also announced that its Board of Directors has authorized the repurchase of up to an additional $1 billion of its common stock. Columbia/HCA expects to repurchase its shares through open market purchases, privately negotiated transactions or through a series of accelerated or forward purchase contracts.

     For the year ended December 31, 1998, revenues from continuing operations
totaled $18.68 billion compared with $18.82 billion for 1997.   Net income from
continuing operations, excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation related costs totaled $590 million or $0.91 per diluted share in 1998 compared to $565 million or $0.85 per diluted share for 1997. Net income totaled $379 million or $0.59 per diluted share for 1998 versus a net loss of ($305) million or ($0.46) per diluted share for 1997.

     In 1998, the Company's remaining core assets had proforma net income from continuing operations, excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation related costs, of $1.06 per diluted share; assets sold during 1998 or being held for sale experienced a net loss of ($0.15) per diluted share, while assets being potentially spun to shareholders broke even for the year.

     During 1998, the Company sold 36 hospitals, 36 surgery centers and certain other non-core assets resulting in a pretax gain of $744 million ($365 net of
tax), or $0.56 per diluted share.   The Company also recorded asset impairment
charges of approximately $542 million ($349 net of tax), or $0.54 per diluted share during 1998. Cash proceeds from asset sales during 1998, including those related to the sale of discontinued businesses, totaled approximately $2.9 billion.

     For the fourth quarter ended December 31, 1998, revenues from continuing operations totaled $4.42 billion compared to $4.37 billion in the fourth quarter
of 1997.   Net income from continuing operations, excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation related costs, totaled $27 million or $0.04 per diluted share for the fourth quarter of 1998 compared to a net loss of ($404) million or ($0.63)
per diluted share during the fourth quarter of 1997.   The Company incurred a
net loss for the fourth quarter of 1998 of ($42) million or ($0.06) per diluted share compared to a net loss of ($1.2) billion or ($1.92) per diluted share in the fourth quarter of 1997.

     During the fourth quarter of 1998, the Company sold 14 hospitals and certain other non-core assets for approximately $615 million, resulting in a pretax gain of $207 million ($123 million net of tax), or $0.19 per diluted
share.   Asset impairment charges were recorded during the fourth quarter of
1998 on several facilities and related assets resulting in a charge of $208 million ($152 million net of tax), or $0.23 per diluted share.

     Several factors affected the Company's financial results during the fourth quarter and full year 1998. These factors include reduced Medicare reimbursement mandated by the Balanced Budget Act of 1997 which reduced Medicare payments to the Company's healthcare facilities by approximately $55 million during the fourth quarter of 1998 and approximately $215 million for the year 1998; increased supply expense due to the increasing costs of new technology and pharmaceuticals; increased bad debt expense; and declining patient volumes in the fourth quarter.

     For the year 1998, same facility admissions at the Company's hospitals increased by 0.4 percent. Same facility equivalent admissions, which reflect inpatient and outpatient volumes, increased 1.4 percent in 1998. During the fourth quarter of 1998, same facility admissions declined by 1.0 percent while same facility equivalent admissions were equal with the fourth quarter of 1997.

     At December 31, 1998, the Company's balance sheet reflected total debt of approximately $6.8 billion, stockholders equity of $7.6 billion and total assets of $19.4 billion. Capital expenditures for 1998 totaled $1.25 billion. The Company's total debt-to-capital ratio improved to 45 percent at year end 1998 compared to 54 percent at December 31, 1997.

     The Company anticipates completing the previously announced tax-free spin-offs of its LifePoint (22 rural hospitals) and Triad (39 secondary market hospitals) hospital groups in the second quarter, subject to receipt of a favorable ruling from the Internal Revenue Service, certain regulatory approvals and financing.

     The $1 billion repurchase program previously authorized in July 1998 has been completed. Approximately 44 million shares have been purchased at an
average cost of approximately $22.65 per share.   The majority of these shares
were purchased by certain financial organizations through a series of forward purchase contracts. In accordance with the terms of the forward purchase contracts, the shares purchased remain issued and outstanding until the forward purchase contracts are settled by the Company.

     In connection with the Company's share repurchase programs, the Company has recently entered into a Letter of Credit Agreement (LOC Agreement) with the US Department of Justice (DOJ) whereby the Company anticipates settlement of its purchase of these 44 million shares at some time between March 1, 1999 and April 30, 1999. As a part of the LOC Agreement, the Company will provide the DOJ with Letters of Credit totaling $1 billion. The LOC Agreement also provides that the Company's second $1 billion share repurchase program announced today may be made, at the Company's discretion, through open market purchases or privately negotiated transactions. The Company and the DOJ acknowledge that the amount in the LOC Agreement is not based upon the amount or expected amount of any potential settlement. The LOC Agreement does not constitute an admission of liability by the Company.

     Columbia/HCA's annual shareholders meeting will be held on May 27, 1999 in Nashville, Tennessee, for shareholders of record as of April 5, 1999.

                                     * * *

This press release contains forward-looking statements based on current management expectations. Numerous factors, including those detailed from time-to-time in the Company's filings with the Securities and Exchange Commission, may cause results to differ materially from those anticipated in the forward-looking statements. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially.

Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

All references to "Company" and "Columbia/HCA" as used throughout this document refer to Columbia/HCA Corporation and its affiliates.

                      Columbia/HCA Healthcare Corporation
                    Consolidated Operating Results Summary
                (Dollars in millions, except per share amounts)

                                                               Fourth Quarter                        Year
                                                               Ended December                    Ended December
                                                          1998               1997               1998         1997

    Revenues                                        $    4,420         $    4,374           $ 18,681     $ 18,819

    EBITDA (a)                                      $      489              ($175)          $  2,868     $  2,851

    Net income (loss):
      Income (loss) from continuing oper-
        ations, excluding gains on sales of
        facilities, impairment on long-lived
        assets and restructuring of operations
        and investigation related costs             $       27              ($404)          $    590     $    565
      Gains on sales of facilities
        (net of tax)                                       123                 --                365           --
      Impairment of long-lived assets
        (net of tax)                                      (152)              (290)              (349)        (290)
      Restructuring of operations and
        investigation related costs
        (net of tax)                                       (21)               (55)               (74)         (93)
      Discontinued operations:
        Loss from operations of discontinued
         businesses (net of tax)                           (19)               (45)               (80)          12
        Loss on disposal of discontinued
         (net of tax)                                       --               (443)               (73)        (443)
      Cumulative effect of accounting change
        (net of tax)                                        --                 --                 --          (56)

      Net income (loss)                                   ($42)           ($1,237)          $    379        ($305)

    Diluted earnings (loss) per share:
      Income (loss) from continuing oper-
        ations, excluding gains on sales of
        facilities impairment on long-lived
        assets and restructuring of operations
        and investigation related costs             $     0.04             ($0.63)  $           0.91     $   0.85
      Gains on sales of facilities                        0.19                 --               0.56           --
      Impairment of long-lived assets                    (0.23)             (0.45)             (0.54)       (0.44)
      Restructuring of operations and
        investigation related costs                      (0.04)             (0.08)             (0.11)       (0.14)
      Discontinued operations:
        Loss from operations of discontinued
         businesses                                      (0.02)             (0.07)             (0.12)        0.02
        Loss on disposal of discontinued
         businesses                                         --              (0.69)             (0.11)       (0.67)
      Cumulative effect of accounting change                --                 --                 --        (0.08)

      Net income (loss)                                 ($0.06)            ($1.92)          $   0.59       ($0.46)

    Shares used in computing diluted
      earnings per share (000)                         644,387            644,508            646,649      663,090

    ---------------------------

    (a) EBITDA is defined as income (loss) from continuing operations before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs, minority interests and income taxes.

                      Columbia/HCA Healthcare Corporation
                     Consolidated Statements of Operations
                    Years Ended December 31, 1998 and 1997
                (Dollars in millions, except per share amounts)

                                                                                   1998                          1997
                                                                          Amount           Ratio           Amount    Ratio
    Revenues                                                            $ 18,681           100.0%         $18,819    100.0%

    Salaries and benefits                                                  7,811            41.8            7,631     40.6
    Supplies                                                               2,901            15.5            2.722     14.5
    Other operating expenses                                               3,771            20.2            4,263     22.6
    Provisions for doubtful accounts                                       1,442             7.7            1,420      7.5
    Equity in earnings of affiliates                                        (112)           (0.6)             (68)    (0.4)

                                                                          15,813            84.6           15,968     84.8

         EBITDA                                                            2,868            15.4            2,851     15.2

    Depreciation and amortization                                          1,247             6.7            1,238      6.6
    Interest expense                                                         561             3.0              493      2.6
    Gains on sale of facilities                                             (744)           (4.0)              --       --
    Impairment of long-lived assets                                          542             2.9              442      2.4
    Restructuring of operations and
      investigation related costs                                            111             0.6              140      0.7

    Income from continuing operations before
      minority interests and income taxes                                  1,151             6.2              538      2.9

    Minority interests in earnings of
      consolidated entities                                                   70             0.4              150      0.8

    Income from continuing operations before
      income taxes                                                         1,081             5.8              388      2.1

    Provisions for income taxes                                              549             3.0              206      1.1

    Income from continuing operations                                        532             2.8              182      1.0

    Discontinued operations:
      Income (loss) from operations of
        discontinued businesses (net of tax)                                 (80)           (0.4)              12      0.1
      Loss on disposal of discontinued
        businesses (net of tax)                                              (73)           (0.4)            (443)    (2.4)
    Cumulative effect of accounting change
      (net of tax)                                                            --              --              (56)    (0.3)
      Net income (loss)                                                 $    379             2.0            ($305)    (1.6)

    Diluted earnings (loss) per share:
      Income from continuing operations,
        excluding gains on sales of facilities,
        impairment of long-lived assets and
        restructuring of operations and
        investigation related costs                                     $   0.91                         $   0.85
      Gains on sales of facilities                                          0.56                               --
      Impairment long-lived assets                                         (0.54)                           (0.44)
      Restructuring of operations and
       investigation related costs                                         (0.11)                           (0.14)
      Discontinued operations:
        Income (loss) from operations of
         discontinued businesses                                           (0.12)                            0.02
        Loss on disposal of discontinued
         businesses                                                        (0.11)                           (0.67)
      Cumulative effect of accounting change                                  --                            (0.08)

      Net income (loss)                                                 $   0.59                           ($0.46)

    Shares used in computing diluted earnings
      per share (000)                                                    646,649                          663,090

Certain prior year amounts have been reclassified to conform to current year presentation.

                      Columbia/HCA Healthcare Corporation
                     Consolidated Statements of Operations
                Fourth Quarter ended December 31, 1998 and 1997
                (Dollars in millions, except per share amounts)

                                                            1998                         1997
                                                     Amount        Ratio         Amount        Ratio
Revenues                                           $  4,420        100.0%       $ 4,374        100.0%

Salaries and benefits                                 1,900         43.0          2,010         46.0
Supplies                                                706         16.0            712         16.3
Other operating expenses                                956         21.6          1,335         30.4
Provisions for doubtful accounts                        390          8.8            444         10.2
Equity in earnings of affiliates                        (21)        (0.5)            48          1.1

                                                      3,931         88.9          4,549        104.0

     EBITDA                                             489         11.1           (175)        (4.0)

Depreciation and amortization                           315          7.2            315          7.3
Interest expense                                        121          2.7            132          3.0
Gains on sale of facilities                            (207)        (4.7)            --           --
Impairment of long-lived assets                         208          4.7            442         10.1
Restructuring of operations and
  investigation related costs                            21          0.5             76          1.7

Income (loss) from continuing operations before
  minority interests and income taxes                    31          0.7         (1,140)       (26.1)

Minority interests in earnings of
  consolidated entities                                  16          0.4             25          0.5

Income (loss) from continuing operations
  before income taxes                                    15          0.3         (1,165)       (26.6)

Provision for income taxes (benefits)                    38          0.9           (416)        (9.5)

Loss from continuing operations                         (23)        (0.6)          (749)       (17.1)

Discontinued operations:
  Loss from operations of discontinued
    businesses (net of tax)                             (19)        (0.4)           (45)        (1.0)
  Loss on disposal of discontinued
    businesses (net of tax)                              --           --           (443)       (10.1)

Net loss                                               ($42)        (1.0)       ($1,237)       (28.2)

Diluted earnings (loss) per share:
  Income (loss) from continuing operations,
    excluding gains on sales of facilities,
    impairment of long-lived assets and
    restructuring of operations and
    investigation related costs                    $   0.04                      ($0.63)
  Gains on sales of facilities                         0.19                          --
  Impairment of long-lived assets                     (0.23)                      (0.45)
  Restructuring of operations and
   investigation related costs                        (0.04)                      (0.08)
  Discontinued operations:
    Loss from operations of discontinued
      businesses                                      (0.02)                      (0.07)
    Loss on disposal of discontinued
      businesses                                         --                       (0.69)

 Net loss                                            ($0.06)                     ($1.92)

Shares used in computing diluted earnings
  per share (000)                                   644,387                     644,508

Certain prior year amounts have been reclassified to conform to current year presentation.

                      Columbia/HCA Healthcare Corporation
                             Operating Statistics
      For the Fourth Quarters and Years Ended December 31, 1998 and 1997


                                                                                Fourth Quarter                Year
                                                                              Ended December 31         Ended December 31
                                                                              1998         1997         1998         1997
Consolidated Hospitals

 Number of Hospitals                                                           281          309          281          309
 Weighted Average Licensed
  Beds                                                                      55,594       60,983       59,104       61,096
 Licensed Beds at End of
  Period                                                                    53,693       60,643       53,693       60,643

 Admissions                                                                448,000      479,000    1,888,800    1,915,100
 Equivalent Admissions                                                     679,400      728,600    2,870,900    2,901,400

 Patient Days                                                            2,200,600    2,337,800    9,371,400    9,492,300
 Equivalent Patient Days                                                 3,337,800    3,556,100   14,244,600   14,380,800

 Emergency Room Visits                                                   1,310,900    1,398,500    5,539,000    5,535,200

 Outpatient Revenues as a
  Percentage of Patient
  Revenues                                                                    37.1%        37.3%        37.2%        37.0%

 Average Length of Stay                                                        4.9          4.9          5.0          5.0

 Occupancy                                                                    43.0%        41.7%        43.4%        42.6%
 Equivalent Occupancy                                                         65.2%        63.5%        66.0%        64.5%

Number of Consolidated and
Non-Consolidated (50/50 Equity
Joint Ventures) Hospitals:

 Consolidated                                                                                            281          309
 Non-Consolidated (50/50 Equity
  Joint Ventures                                                                                          24           27

 Total Number of Hospitals                                                                               305          336




                              1998 Group Results
                                ($ in millions)


                                                                                                                     Assets Sold
                                                                             Core                                      or Held
                                                                            Assets          Triad        LifePoint     for Sale
 Revenues                                                                $  14,909       $  1,588         $  479       $  1,705

 EBITDA                                                                      2,591            147             59             71

 % Margin                                                                     17.4%           9.3%          12.4%           4.2%

 Same-Facility Admissions                                                      1.0%          -1.9%          -0.8%          -4.1%

Certain prior year amounts have been reclassified to conform to current year presentation.

                      Columbia/HCA Healthcare Corporation
                          Consolidated Balance Sheets
                             (Dollars in millions)



                                              December 31    September 30,   December 31,
                                                  1998           1998            1997
      ASSETS

Current assets:
 Cash and cash equivalents                     $   297        $   175          $   110
 Accounts receivable, net                        2,096          2,357            2,522
 Other                                           1,470          1,565            1,791

    Total current assets                         3,863          4,097            4,423

Property and equipment,
 at cost                                        15,644         16,006           16,254
Accumulated depreciation                        (6,195)        (6,280)          (6,024)

                                                 9,449          9,726           10,230

Investments of insurance
 subsidiary                                      1,614          1,559            1,422
Investments in and advances
 to affiliates                                   1,275          1,155            1,329
Intangible assets, net of
 accumulated amortization                        2,910          3,044            3,521
Net assets of discontinued
 operations                                         --             77              841
Other                                              318            350              236

                                               $19,429        $20,008          $22,002

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
 Accounts payable                              $   784        $   745          $   929
 Other current liabilities                       1,707          1,977            1,712
 Long-term debt due within
  one year                                       1,068          1,471              132

   Total current
     liabilities                                 3,559          4,193            2,773

Long-term debt                                   5,685          5,371            9,276
Professional liability risks,
 deferred taxes and other
 liabilities                                     1,839          1,910            1,867
Minority interests in equity
 of consolidated entities                          765            829              836

Stockholders' equity                             7,581          7,705            7,250

                                               $19,429        $20,008          $22,002

Current ratio                                     1.09           0.98             1.59
Ratio of debt to debt plus
 common and minority equity                      44.70%         44.50%           53.80%